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                                                                  Exhibit 20.3
Southern California Edison
Edison Mission Energy
Edison Capital
Edison Source
Edison EV

INVESTOR RELATIONS NEWS
                                                            September 23, 1996



                 Electric Utility Industry Restructuring Bill
                              Signed by Governor



     Today, Governor Pete Wilson signed the widely supported Assembly Bill 1890 which restructures the California electricity industry.

    "This historic legislation is the product of consensus building and compromise," said John E. Bryson, Edison's chairman and chief executive officer. "We commend Governor Wilson, the State Legislature, the numerous customer groups, other utilities, municipalities and other stakeholders for their hard work and cooperative spirit in the formation of this new law."

     "The new legislation ensures a timely and fair transition to a competitive electricity market," Bryson said. "Moreover, it will help lower rates for millions of customers and provides a fair opportunity for utilities to compete to serve customers in a restructured energy marketplace."

     The legislation builds upon the California Public Utilities Commission's (CPUC) December 20 restructuring decision, adopting several modifications. Consistent with the CPUC decision, it provides for the establishment of an Independent System Operator (ISO) and Power Exchange. The legislation also includes the following key differences from the CPUC decision:

     o accelerated recovery of most stranded costs by December 31, 2001 (as compared to 2005 in the CPUC decision);
     o the use of ten-year "rate reduction bonds" to securitize a portion of the transition costs to be paid by residential and small commercial customers enabling SCE to receive approximately $2 billion at the start of the new competitive market to reduce residential and small commercial customers' rates 10% beginning in January 1998;
     o a rate freeze through 2001 for larger customers who continue to purchase their power under current utility tariffs.

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